GENCOR®
INDUSTRIES INC.

2007 ANNUAL REPORT



GENCOR® INDUSTRIES INC.

Table of Contents

A Message from Management

Gencor continued its profitable growth in 2007. Net income for 2007 was $18.5 million or $1.91 per diluted share. Sales increased over 12% as highway construction spending remained strong. Operating income increased to over 8% of net revenue as our margins increased on the higher volume of product shipped from our two domestic operations. Income before taxes for the year included cash distributions of $19.9 million from our synthetic fuel investments, enhanced by the increase of $5.8 million in the value of our marketable securities. Of course, all of our income, including synthetic fuels income, is subject to full state and federal taxes - $12.1 million in the year.

Gencor is well positioned to continue its profitable growth and expand the existing business. Our core business is operating efficiently and should continue growing, assuming that the currently robust demand continues in fiscal 2008.

Currently, the voices across the land are crying for Green Environment; Energy Conservation, and the use of Renewable Fuels.

On Green Environment, Gencor remains the leader in its industry, providing technology and equipment for the production of highway-building materials while meeting and exceeding even the toughest environmental standards in the land.

On Energy Conservation, none of our competitors possesses the combustion technology of our subsidiary General Combustion Corp., who for over 50 years has developed virtually all of the innovations in energy extraction, efficient heat transfer, and heat recovery, all of which are now standard features and practices in the asphalt industry. Another current development sweeping the roadbuilding industry called "Warm Mix Asphalt" was in fact patented and manufactured by "Boeing Construction Equipment Corp", the original name of our subsidiary Bituma Construction Equipment Corp. back in the early 1970's. It injected water with the hot liquid asphalt into the drum mixer, causing it to foam profusely, and thus coating the stone aggregates at significantly lower temperatures, saving significant amounts of heating fuel, and also drastically reducing environmental emissions (Greenhouse Gases). The reinvention of this practice at this time is another classic example of "back to the future".

On Renewable Energy and other non-conventional fuels, back in the mid-1970's Gencor pioneered the use of energy-containing liquid industrial wastes, as well as densified pellitized biomass. Our subsidiary, General Combustion Co., invented burners and systems capable of burning these unconventional and renewable fuels cleanly and efficiently. The use of energy-containing industrial waste, and at this time to a lesser extent, biomass, are now in common use, saving energy equivalents in the billions of gallons of petroleum and other fossil fuels, and contributing immensely to the preservation of the environment.

Regarding income from our synfuels operations and investments, the synthetic fuel tax credit legislation expired at the end of calendar year 2007. Consequently, the four synthetic fuel plants in which we had a 45% interest are being decommissioned and sold, or transferred to site owners in exchange for releases of contracted liabilities related to the removal of the plants from the sites, and environmental clean-up. All of the partnership affairs will be finalized in early 2008, and it is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations. The income from our marketable securities is dependent on market conditions and when we redeploy the funds toward expanding our business.

In December of 2007, we engaged an investment banking firm to help expand our growth. We engaged Morgan Keegan & Company, Inc. to assist us in the identification of potential acquisition candidates, provide valuation analyses, support due diligence, and assist the Company in all aspects as may be required to facilitate acquisitions.

In December we also announced that we had been approved for listing on the NASDAQ stock exchange, and since then the Company's stock has been trading under the symbol "GENC". This should provide enhanced image and visibility for Gencor, and additional liquidity to our shareholders.

We are strong financially, and well positioned for growth. We thank the many loyal customers, employees and shareholders for their continued dedication and support as we grow our Company.

E.J. Elliott
Chairman

Marc G. Elliott
President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Gencor Industries, Inc.
Orlando, Florida

We have audited the accompanying consolidated balance sheets of Gencor Industries, Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2007, 2006 and 2005. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gencor Industries, Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for the years ended September 30, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
December 13, 2007

GENCOR INDUSTRIES, INC.
Consolidated Balance Sheets
(In thousands, except per share data)

	September 30 2007	September 30 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,707	$ 1,110
Marketable securities at market value (Cost $42,000 at September 30, 2007 and $32,000 at September 30, 2006)	51,780	35,949
Account receivable, less allowance for doubtful accounts of $1,685 ($1,440 at September 30, 2006) 4,570 5,372		
Other receivables	288	366
Inventories, net	34,694	22,960
Deferred income taxes - 587		
Prepaid expenses	1,353	1,290
Total current assets	$ 96,392	$ 67,634
Property and equipment, net	7,660	12,949
Other assets	175	391
Total assets	$ 104,227	$ 80,974
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Account payable	$ 4,132	$ 5,622
Customer deposits	1,414	837
Income and other taxes payable	2,164	600
Accrued expenses	6,338	4,829
Total current liabilities	14,048	11,888
Long-term debt	-	-
Deferred income taxes	6,398	6,043
Total liabilities	20,446	17,931
Commitments and contingencies		
Shareholder's equity:		
Preferred stock, par value $.10 share; authorized 300,000 shares; none issued	-	-
Common stock, par value $.10 per share; 15,000,000 shares authorized; 7,967,372 shares and 8,302,130 shares issued at September 30, 2007 and 2006, respectively	797	830
Class B Stock, par value $.10 per share; 6,000,000 shares authorized; 1,642,998 shares issued at September 30,2007 and 2006	164	164
Unearned compensation	(135)	(270)
Capital in excess of par value	10,520	10,273
Retained earnings	72,136	53,641
Accumulated other comprehensive income (loss)	299	(1,595)
Total shareholder's equity	83,781	63,043
	$ 104,227	$ 80,974

See accompanying notes to consolidated financial statements

GENCOR INDUSTRIES, INC.
Consolidated Statements of Income
(In thousands, except per share data)

	For the Years Ended September 30, 2007	2006	2005
Net revenue	$ 75,286	$ 67,107	$ 48,140
Cost and expense:			
Production costs	55,436	50,348	37,218
Product engineering and development	2,567	2,075	1,911
Selling, general and administrative	10,950	13,325	10,269
	68,953	65,748	49,398
Operating income (loss)	6,333	1,359	(1,258)
Other income (expense):			
Interest income	159	160	92
Interest expense	(48)	(85)	(161)
Income from investees	19,937	14,457	44,238
Loss on sale of assets	(1,633)	-	-
Increase in value of marketable securities	5,831	2,162	1,787
Miscellaneous	6	327	386
	24,252	17,021	46,342
Income before income taxes	30,585	18,380	45,084
Income taxes	12,090	6,793	13,777
Net income	$ 18,495	$ 11,587	$ 31,307
Basic earnings per common share:			
Net income	$ 1.91	$ 1.17	$ 3.50
Diluted earnings per common share:			
Net income	$ 1.91	$ 1.17	$ 3.29

See accompanying notes to consolidated financial statements.

GENCOR INDUSTRIES, INC.
Consolidated Statements of Shareholders' Equity
(In thousands)
For the Years Ended September 30, 2007, 2006 and 2005

	Common Stock		Class B Stock		Unearned	Capital in Excess of	Retained Earnings (Accumulated	Comprehensive	Accumulated Other Comprehensive	Subscription Receivable From	Treasury Stock		Total Shareholders'
	Shares	Amount	Shares	Amount	Compensation	Par Value	Deficit)	Income (Loss)	Income (Loss)	Officer	Shares	Cost	Equity
September 30, 2004	7,094	$ 709	1,878	$ 188	$ -	$ 11,467	$ 10,747		$ (6,018)	$ (95)	179	$(1,704)	$ 15,294
Net income	-	-	-	-	-	-	31,307	$ 31,307	-	-	-	-	31,307
Stock options exercised	1,103	111	-	-	-	192	-	$ -	-	-	-	-	303
Collection of subscription										95	-	-	95
Disposal of foreign assets									4,347				4,347
Conversion of Class B Stock	143	14	(143)	(14)	-	-							
Translation adj.	-	-	-	-	-	-	-	89	89	-	-	-	89
Comprehensive income								$ 31,396					
September 30, 2005	8,340	$ 834	1,735	$ 174	$ -	$ 11,659	$ 42,054		$ (1,582)	$ -	179	$(1,704)	$ 51,435
Net income	-	-	-	-	-	-	11,587	$ 11,587	-	-	-	-	11,587
Stock options granted					(270)	270							
Stock options exercised	49	5	-	-	-	29	-	$ -	-	-	-	-	34
Retirement of treasury stock	(87)	(9)	(92)	(10)	-	(1,685)	-		-	-	(179)	1,704	-
Translation adj.	-	-	-	-	-	-	-	(13)	(13)	-	-	-	(13)
Comprehensive income								$ 11,574					
September 30, 2006	8,302	$ 830	1,643	$ 164	$ (270)	$ 10,273	$ 53,641		$ (1,595)	$ -	$ -	$ -	$ 63,043
Net income	-	-	-	-	-	-	18,495	$ 18,495	-	-	-	-	18,495
Amortization					135								135
Stock retired	(335)	(33)	-	-	-	247	-	$ -	-	-	-	-	214
Disposal of foreign assets					-		-		1,905	-			1,905
Translation adj.	-	-	-	-	-	-	-	(11)	(11)	-	-	-	(11)
Comprehensive income								$ 18,484					
September 30, 2007	7,967	$ 797	1,643	$ 164	$ (135)	$ 10,520	$ 72,136		$ 299	$ -	$ -	$ -	$ 83,781

See accompanying notes to consolidated financial statements.

GENCOR INDUSTRIES, INC.
Consolidated Statements of Cash Flows
In Thousands

	For the Years Ended September 30,		
	2007	2006	2005
Cash flows from operations:			
Net income	$ 18,495	$ 11,587	$ 31,307
Adjustments to reconcile net income to cash provided (used) by operations:			
Increase in Marketable securities	(10,000)	(1,000)	(31,000)
Increase in market value of marketable securities	(5,831)	(2,162)	(1,787)
Deferred income taxes	2,714	(8,837)	14,824
Depreciation and amortization	932	1,358	847
Income from investees	(19,937)	(14,547)	(44,238)
Provision for doubtful accounts	360	470	328
Loss on sale of assets	1,633	-	-
Change in assets and liabilities:			
Accounts receivable	520	(2,259)	(1,757)
Unearned compensation	135	-	-
Other receivables	-	-	95
Inventories	(11,734)	(3,724)	(2,292)
Prepaid expenses	(63)	356	(68)
Account payable	(1,490)	1,131	1,014
Customer deposits	577	(1,265)	1,003
Income and other taxes payable	(208)	457	(1,340)
Accrued expenses	1,509	1,184	(1,007)
Total adjustments	(40,883)	(28,838)	(65,378)
Cash provided by (used for) operations	(22,388)	(17,251)	(34,071)
Cash flows from (used for) investing activities:			
Distributions from unconsolidated investees	19,937	14,547	44,238
Capital expenditures	(637)	(413)	(1,202)
Proceeds from assets held for sale	5,481	-	-
Cash from (used for) investing activities	24,781	14,134	43,036
Cash flows used for financing activities:			
Stock transactions	214	34	303
Net repayment of debt	-	-	(5,701)
Net borrowings	-	-	-
Cash provided (used) for financing activities	214	34	(5,398)
Effect of exchange rate changes on cash	(10)	(13)	89
Net increase (decrease) in cash	2,597	(3,096)	3,656
Cash and cash equivalents at:			
Beginning of period	1,110	4,206	550
End of period	$ 3,707	$ 1,110	$ 4,206

See accompanying notes to consolidated financial statements.

All amounts in thousands, except per share amounts

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gencor Industries, Inc. and its subsidiaries (collectively the "Company") is a diversified heavy machinery manufacturer for the production of highway construction materials, synthetic fuels and environmental control machinery and equipment.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share

The financial statements include basic and diluted per share information. Basic earnings per share is based on the weighted average number of shares outstanding. Diluted earnings per share is based on the sum of the weighted average number of shares outstanding plus common share equivalents.

The following presents the calculation of the basic and diluted income per share from continuing operations for the years ended September 30, 2007, 2006 and 2005:

	2007			2006			2005		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	$ 18,495	9,708,008	$ 1.91	$ 11,587	9,918,803	$ 1.17	$ 31,307	8,953,537	$ 3.50
Diluted EPS	$ 18,495	9,710,000	$ 1.91	$ 11,587	9,936,329	$ 1.17	$ 31,307	9,515,128	$ 3.29

Cash Equivalents

Cash equivalents, which consist of short-term certificates of deposit and deposits in money market accounts with original maturities of three months or less, are carried at cost, which approximates their market value

Marketable Securities

Marketable securities are categorized as trading securities and stated at market value. Market value is determined using the quoted closing or latest bid prices. Realized gains and losses on investment transactions are determined by specific identification and are recognized as incurred in the statement of income. Net unrealized gains and losses are reported in the statement of income and represent the change in the market value of investment holdings during the period. At September 30, 2007, Marketable securities consisted of $33,483 in municipal bonds and $18,297 in equity stocks. At September 30, 2006 Marketable securities consisted of $6,531 in municipal bonds and $29,418 in equity stocks.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these items. The carrying amount of substantially all of the Company's long-term debt approximates fair value due to the variable nature of the interest rates on the debt.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the applicable rate of exchange in effect at the end of the fiscal year. Revenue and expense accounts are translated at the average rate of exchange during the period and equity accounts are translated at the rate in effect when the transactions giving rise to the balances took place. Gains and losses resulting from translation are included in "Accumulated Other Comprehensive Income (Loss)." Gains and losses resulting from foreign currency transactions are included in income.

Risk Management

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains its cash accounts in various domestic and foreign financial institutions. Domestic funds are swept daily into interest-bearing overnight repurchase agreements invested in U.S. government securities. The marketable securities are invested in stocks and bonds through a professional investment advisor. Investment securities are exposed to various risks such as interest rate, market and credit. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the road and highway construction industry. The Company extends limited credit to its customers based upon their creditworthiness and generally requires a significant up-front deposit before beginning construction and full payment subject to hold-back provisions, prior to shipment on asphalt plant orders. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out (FIFO) method. Used equipment, acquired by the Company by trade in from customers acquiring new equipment, is valued at estimated net realizable value at the time of trade in.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including depreciation on assets acquired under capital leases, is computed using straight-line and accelerated methods over the estimated useful lives of the related assets.

Depreciation of property and equipment, including depreciation on assets acquired under capital leases, is computed using straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

	Years
Land improvements	5
Buildings and improvements	6-40
Equipment	2-10

Impairments

If the carrying value of an asset, including associated intangibles and goodwill, exceeds the sum of estimated undiscounted future cash flows, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Investment in Unconsolidated Investees

The Company owns a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II, LLC. These interests were earned as part of value of risk on contracts to build four synthetic fuel production plants during 1998. The Company has no basis in these equity investments or requirement to provide future funding. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales of the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. The Company received $19,937 of distributions in fiscal 2007. The Company recognized income of $14,547 in 2006, for the distribution received less an accrual of $1,000 for certain expenses associated with efforts by the Company as plaintiff in a matter against its synthetic fuels partners. The Company received $44,238, during the fiscal year 2005. These distributions are subject to state and Federal income taxes.

Future distributions from these entities depend upon the production of these operations continuing to qualify for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and market synthetic fuel produced by the plants. One of the contingencies related to future benefits from these entities is based on the average price of crude oil. Per a provision of Section 29, if the average price of crude oil reaches a certain level, the tax credits will terminate. The recent escalation in oil prices raises serious doubt on the continued availability of tax credits under Section 29 for the future. If oil prices remain at the current levels or increase, the tax credits could phase-out or terminate.

On May 15, 2006, the Company received notification from the administrative partner of these investments that the limited partners gave notice that the plants should be "idled" until further notice. They indicated the operations will be curtailed until the earlier of: 1) a legislative change adjusting the determination of the phase-out price, or 2) a downward movement in oil prices signaling some improved expectation that the credit phase-out will still provide sufficient capital to support the continuation of operations. On October 6, 2006, the Company received notification that the synthetic fuel plants had resumed operation and on October 18, 2006, the Company received a cash distribution of $3.1 million. Any one of the above eventualities may interrupt, reduce, or terminate further distributions.

The existing tax credit legislation is expiring at the end of calendar year 2007. Consequently, the four synthetic fuel plants are being decommissioned. The plants are in process of being sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in early 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Revenues

Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenues from all other sales are recorded as the products are shipped or service is performed.

The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to operations as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

The estimated costs of product warranties are charged to production costs as revenue is recognized.

Shipping and Handling Costs

Shipping and handling costs are included in production costs in the statements of income.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using current tax rates. The Company and its domestic subsidiaries file a consolidated federal income tax return. The foreign subsidiaries provide income taxes based on the tax regulations of the countries in which they operate. Undistributed earnings of the Company's foreign subsidiaries are intended to be indefinitely reinvested. No deferred taxes have been provided on these earnings.

Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

In June 2006, the FASB issued FASB Interpretation 48 "Accounting for Uncertainty in Income Taxesan interpretation of FASB Statement No. 109". This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation is effective for fiscal years beginning after December 15, 2006. We believe that this Interpretation will not have a material impact on the Company's financial statements.

Accounting for Stock-Based Compensation

Prior to fiscal 2006, the Company measured compensation expense for employee and director stock options as the aggregate difference between the market price of the common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price were known. No expense was recorded as the option prices on grant date were at least equal to market price of the common stock.

Effective October 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R "Share-Based Payment" (SFAS No. 123R). The Company now records grant-date fair value of stock-based compensation in the statement of operations. The Company adopted SFAS 123R using the modified prospective method. Accordingly, the Company has not restated any previous operating results.

On September 28, 2006, the Company granted 30,000 options at market price to certain officers and directors of the Company. The fair value is estimated on grant date using the Black-Scholes options pricing model. Volatility was based on historical activity and the term was estimated based on the life of the option and the vesting period. As a result, $270 of unearned compensation was recorded at September 30, 2006 and is being charged to operating expense over the vesting period of two years.

Comprehensive Income (Loss)

Other Comprehensive Income (Loss) consists of net income and includes all other changes in shareholders' equity except those resulting from investments by owners and distributions to them. For all years presented, the Company's comprehensive income (loss), which encompasses net income and foreign currency translation adjustments, is separately displayed in the consolidated statement of shareholders' equity.

Reporting Segments

Information concerning principal geographic areas is as follows:

	2007		2006		2005	
	Revenues	Long-Term Assets	Revenues	Long-Term Assets	Revenues	Long-Term Assets
United States	$ 72,394	$ 7,471	$ 63,150	$ 7,701	$ 46,867	$ 7,294
United Kingdom	2,892	364	3,957	5,637	1,273	6,027
Total	$ 75,286	$ 7,835	$ 67,107	$ 13,338	$ 48,140	$ 13,321

Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

NOTE 2 - INVENTORIES, NET

Inventories, net at September 30 consist of the following:

	2007	2006
Raw materials	$ 19,905	$ 11,731
Work in process	6,669	4,258
Finished goods	6,165	5,918
Used equipment	1,955	1,053
	$ 34,694	$ 22,960

At September 30, 2007, accumulated costs of approximately $8,739 on major contracts, net of progress payments of approximately $6,693, and estimated earnings of approximately $5,015 amount to approximately $7,061 and are included in inventory. At September 30, 2006, accumulated costs of approximately $3,025 on major contracts, net of progress payments of approximately $734 and estimated earnings of approximately $1,567, amount to approximately $3,858 and are included in inventory.

At September 30, 2007 and 2006, cost is determined by the last-in, first-out (LIFO) method for inventories. The estimated current cost of inventories exceeded their LIFO basis by approximately $5,254 and $4,578, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at September 30 consist of the following:

	2007	2006
Land and improvements	$ 3,026	$ 2,977
Building and improvements	11,958	17,144
Equipment	8,993	8,995
	23,977	29,116
Less: Accumulated depreciation and amortization	(16,317)	(16,167)
	$ 7,660	$ 12,949

Property and equipment includes approximately $7,489 and $7,517 of fully depreciated assets, which remain in service during fiscal 2007 and 2006.

Substantially all of the Company's property and equipment is pledged as collateral for the Company's debt.

Depreciation and amortization expense for the years ended September 30, 2007, 2006 and 2005 was approximately $932, $1,358, and $847, respectively. There was no interest capitalized during these years.

NOTE 4 - ACCRUED EXPENSES

Accrued expenses consist of the following at September 30:

	2007	2006
Payroll and related accruals	$ 2,598	$ 1,958
Warranty and related accruals	405	414
Professional fees	2,430	1,559
Other	905	898
Total	$ 6,338	$ 4,829

NOTE 5 - INCOME TAXES

The provision for income taxes consists of:

	2007	2006	2005
Current:			
Federal	$ 8,583	$ 15,430	$ 437
State	746	1,329	-
Foreign	47	(65)	7
Total current expense	9,376	16,694	444
Deferred	2,714	(9,901)	13,333
Provision for income taxes	$ 12,090	$ 6,793	$ 13,777

The difference between the U.S. federal income tax rate and the Company's effective income tax rate is as follows:

	2007	2006	2005
Federal income tax rate	35.0%	35.0%	34.0%
State income taxes	2.4%	2.3%	2.3%
Reduction in tax contingency reserve as a result of resolution of prior year filings and expiration of the statute of limitations.	-	-	-5.5%
Losses for which no tax benefit has been recognized	2.3%	-	0.4%
Other	-0.2%	-0.3%	-0.6%
	39.5%	37.0%	30.6%

Accumulated deficits of non-U.S. subsidiaries included in consolidated retained earnings (deficit) amounted to ($382) and ($2,582) as of September 30, 2007, and 2006, respectively. The Company follows the policy of indefinitely reinvesting foreign earnings, if any, to expand its international operations. Accordingly, the Company will not provide U.S. income taxes on any future earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings which will be offset by applicable foreign tax credits, subject to certain limitations.

Total income taxes paid were $5,436, $15,725, and $1,331 in 2007, 2006, and 2005, respectively.

NOTE 6 – RETIREMENT BENEFITS

401(k) Plan

The Company has a voluntary 401(k) employee benefit plan which covers all eligible domestic employees. The Company makes discretionary matching contributions subject to a maximum level, in accordance with the terms of the plan. The Company charged approximately $114, $104, and $105 to operating expense under the provisions of the plan during the fiscal years 2007, 2006 and 2005, respectively.

NOTE 7 - LONG-TERM DEBT

The Company had no long term debt outstanding at September 30, 2007 or 2006.

The Company entered into a Revolving Credit and Security Agreement with PNC Bank, N.A. The Agreement established a three year revolving $20 million credit facility and was renewed through July 31, 2009. The facility provides for advances based on accounts receivable, inventory and real estate. The facility includes a $2 million limit on letters of credit. At September 30, 2007, the Company had $.7 million of letters of credit outstanding. The interest rate at September 30, 2007, is at LIBOR plus 2.00% and subject to change based upon the Fixed Charge Coverage Ratio. The Company is required to maintain a Fixed Charge Coverage Ratio of 1.1:1. There are no required repayments as long as there are no defaults and there is adequate eligible collateral. Substantially, all of Company's assets are pledged as security under the Agreement.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain equipment under non-cancelable operating leases. Future minimum rental commitments under these leases at September 30, 2007 consist of $142 due over the next three years.

Total rental expense for the fiscal years ended 2007, 2006 and 2005 was $193, $150 and $147, respectively.

Litigation

The Company has various pending litigation and other claims. Those claims which are made in the ordinary course of business may be covered in whole or in part by insurance, and if found against the Company, management does not believe these matters will have a material effect on the Company's financial position, results of operations or cash flows.

NOTE 9 - SHAREHOLDERS' EQUITY

Under the Company's amended Certificate of Incorporation, certain rights of the holders of the Company's Common Stock are modified by shares of Class B Stock for as long as such shall remain outstanding. During that period, holders of Common Stock will have the right to elect approximately 25% of the Company's Board of Directors, and conversely, Class B Stock will be entitled to elect approximately 75%. During the period when Common Stock and Class B Stock are outstanding, certain matters submitted to a vote of shareholders will also require approval of the holders of Common Stock and Class B Stock, each voting separately as a class. Common stock and Class B shareholders have equal rights with respect to dividends, preferences, and rights, including rights in liquidation.

NOTE 10 - STOCK OPTIONS

The Company maintains stock option plans, which provide for the issuance of nonqualified or incentive stock options to certain directors, officers and key employees.

The 1997 Stock Option Plan (the "1997 Plan") provides for the issuance of incentive stock options and nonqualified stock options to purchase up to 1,200,000 shares of the Company's Common Stock, 1,200,000 shares of the Company's Class B Stock and up to fifteen percent (15%) of the authorized Common Stock of any subsidiary.

Under the terms of the Plans, option holders may tender previously owned shares with a market value equal to the exercise price of the options at exercise date, subject to Compensation Committee approval. Additionally, option holders may, upon Compensation Committee approval, surrender shares of stock to satisfy federal withholding tax requirements.

Options become exercisable in a manner and on such dates and times as determined by a committee of the Board of Directors. Options expire not more than ten years from the date of grant. The option holders have no shareholder rights until the date of issuance of a stock certificate for such shares. Exercise of the options granted during 2002 and 2001 are limited to 20% per year over the next 5 years.

During 2005, 1,322,000 options were exercised at prices ranging from $1.65-$1.82 per share for a total of $2,331 and was paid to the Company with 259,000 shares of Company stock at the then current market price of $9.00 per share. The shares received into treasury were immediately retired. An additional 40,000 options were exercised at prices ranging from $.87-$2.38 per share.

During 2006, 54,000 stock options were exercised at prices ranging from $.87 to $1.65 per share.

During 2006, 30,000 options were granted to certain officers and Directors of the Company at the market value, ($9.32) at the date of grant. These options vest over two years and are exercisable through 2016. The fair value of these options is estimated on grant date using the Black-Scholes options pricing model. As a result, $270 of unearned compensation was recorded at September 30, 2006 and will be charged to operating expense over the vesting period of two years. As of September 30, 2007, there are no options available for future grants under the plans.

The following table summarizes option activity under the plans:

	Number of Shares	Option Price Per Share
Outstanding at September 30, 2003	1,526,000	$ 1.71
Exercised at price of $1.65 and $.87 per share	(110,000)	1.22
Outstanding at September 30, 2004	1,416,000	1.74
Exercised at price of $.87 -$2.375 per share	(1,362,000)	1.76
Outstanding at September 30, 2005	54,000	1.36
Exercised at price of $.87 -$1.65 per share	(54,000)	1.36
Granted at price of $9.32 per share	30,000	9.32
Outstanding at September 30, 2007 and 2006	30,000	$ 9.32

The following table summarizes information about stock options outstanding at September 30, 2007:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life Exercise	Weighted Average Price
$9.32	30,000	9	$ 9.32

At September 30, 2007, 15,000 share were exercisable.

NOTE 11 – RELATED PARTY TRANSACTIONS

Marcar Leasing Corporation ("Marcar") is engaged in leasing machinery and vehicles to the public and the Company. Marcar is owned by family members of the Company's Chairman. The terms of the leases are established based on the rates charged by independent leasing organizations and are believed to be more favorable than those generally available from independent third parties. Leases between the Company and Marcar generally provide for equal monthly payments over either thirty-six months or forty-eight months. During fiscal 2007, 2006 and 2005, the Company made lease payments to Marcar totaling $124, $121 and $131, respectively.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In thousands, except per share amounts

	Quarters ended							
	December 31		March 31		June 30		September 30	
2007								
Net Sales	$	12,370	$	26,491	$	21,187	$	15,238
Production costs	$	9,337	$	18,763	$	15,595	$	11,741
Production engineering and development	$	591	$	630	$	619	$	727
Selling, general and administrative	$	2,668	$	2,990	$	2,589	$	2,703
Income from operations	$	(226)	$	4,108	$	2,384	$	66
Income from investee	$	3,285	$	11,887	$	4,765	$	-
Net income	$	1,483	$	10,491	$	5,663	$	858
Basic earnings per share:								
Net income		0.15		1.09		0.59		0.09
Diluted earnings per share:								
Net income		0.15		1.08		0.59		0.09
2006								
Net Sales	$	11,657	$	21,875	$	18,919	$	14,655
Production costs	$	8,694	$	16,146	$	13,798	$	11,710
Production engineering and development	$	526	$	529	$	506	$	514
Selling, general and administrative	$	2,880	$	3,363	$	3,130	$	3,951
Income from operations	$	(443)	$	1,837	$	1,485	$	(1,520)
Income from investee	$	-	$	14,547	$	-	$	-
Net income (loss)	$	182	$	11,561	$	120	$	(276)
Basic earnings per share:								
Net income (loss)	$	0.02	$	1.17	$	0.01	$	(0.03)
Diluted earnings per share:								
Net income (loss)	$	0.02	$	1.16	$	0.01	$	(0.03)

The earnings per share on a year-to-date calculation may not equal the total of the quarterly calculations due to rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Forward-Looking" Information

This Annual Report contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent our expectations and beliefs, including, but not limited to, statements concerning gross margins, sales of our products and future financing plans, income from investees and litigation. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results may differ materially depending on a variety of important factors, including the financial condition of our customers, changes in the economic and competitive environments, whether or not the Company receives income from its investees, the performance of our investment portfolio and the demand for our products.

For information concerning these factors and related matters, see "Risk Factors" in Part I, Item 1A in this our Form 10-K filed with the SEC. However, other factors besides those referenced could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us herein speak as of the date of this Report. We do not undertake to update any forward-looking statement, except as required by law.

Results of Operations

Year ended September 30, 2007 compared with the year ended September 30, 2006

Net sales for the years ended September 30, 2007 and 2006 were $75.3 million and $67.1million, respectively. Domestic sales during this period for 2007 and 2006 were $72.4 million and $63.1 million, respectively. Domestic sales were higher than the prior year due to the general improvement in the roadbuilding industry, partially due to the passage of the Federal highway bill in the summer of 2005. Foreign sales decreased by $1.1 million due to one large order in 2006. Backlog was $24.5 million at September 30, 2007, compared to a backlog of only $5 million at September 30, 2006.

Gross margin for fiscal 2007 was $3.1 million higher than fiscal 2006 and as a percent of net sales was 26.4% in 2007 and 25.0% of sales for 2006. The increased volume in our manufacturing plants improved overhead absorption and improved margins. Domestic margins were negatively affected by $.7 million in 2007 and 2006 due to an increase in the LIFO reserve.

Product engineering and development costs increased $.5 million due to hiring of additional engineers. Selling and administrative expenses decreased $2.4 million during 2007 due to lower legal costs offset by $.7 million due to higher commissions and payroll costs resulting from the higher sales volume.

Operating income was $6.3 million in 2007 compared to $1.4 million in 2006. Operating income increased as a result of increased domestic business, higher gross margins in 2007, and reduced selling and administrative expenses.

During fiscal 2007, we sold land and buildings for $5,481 resulting in a loss of $1,633 after an adjustment of $1,905 for the cumulative translation adjustment related to the assets sold.

The increase in value of marketable securities is a result of additional net cash invested in marketable securities ($10 million) and the increase in the market value ($5.8 million) of the securities held in the portfolio.

We recognized income from investees of $19,937 in 2007 and $14,547 of income from investees in 2006. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales of the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. These distributions are subject to state and Federal income taxes. Future distributions from these entities depend upon the production of these operations continuing to qualify for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and market synthetic fuel produced by the plants. One of the contingencies related to future benefits from these entities is based on the average price of crude oil. Per a provision of Section 29, if the average price of crude oil reaches a certain level, the tax credits will terminate. The recent escalation in oil prices raises serious doubt on the continued availability of tax credits under Section 29 for the future. If oil prices remain at the current levels or increase, the tax credits could phase-out or terminate. Any one of the above eventualities may interrupt, reduce, or terminate further distributions.

The existing tax credit legislation is expiring at the end of calendar year 2007. Consequently, the four synthetic fuel plants are being decommissioned. The plants are in process of being sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in early 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

Income taxes were 39.5% of pre-tax income for 2007 and 37% for 2006. The effective tax rate is higher than the Federal rate of 35% due to state income taxes and losses for foreign operations for which no tax benefit has been recognized.

Year ended September 30, 2006 compared with the year ended September 30, 2005

Net sales for the years ended September 30, 2006 and 2005 were $67.1 million and $48.1million, respectively. Domestic sales during this period for 2006 and 2005 were $63.1 million and $46.9 million, respectively. Domestic sales were higher than the prior year due to the improved economy and the passage of the Federal highway bill in the summer of 2005. Foreign sales increased by $2.7 million due to one large order. Backlog was only $5 million at September 30, 2006, however, it had increased to over $28 million as of December 1, 2006. This compares to a backlog of $24 million as of December 1, 2005.

Gross margin for fiscal 2006 was $5.8 million higher than fiscal 2005 and as a percent of net sales was 25.0% in 2006 and 22.7% of sales for 2005. The increased volume in our manufacturing plants improved overhead absorption and improved margins. Domestic margins were negatively affected by $.7 million in 2006 and $.5 million in 2005 due to an increase in the LIFO reserve.

Product engineering and development costs remained at comparable levels with 2005. Selling and administrative expenses increased $1.6 million during 2006 due to higher legal costs and $.5 million due to higher commissions and payroll costs resulting from the higher sales volume.

Operating income was $1.4 million in 2006 compared to a loss of ($1.3 million) in 2005. Operating income increased as a result of increased domestic and foreign business, higher gross margins in 2006, partially offset by the higher selling and administrative expenses.

The increase in value of marketable securities is a result of the net cash invested in marketable securities since the second quarter of fiscal 2005 and the increase in the market value of the securities held in the portfolio.

The Company recognized income from investees of $14,457 in 2006, for the distribution received less an accrual of $1 million for certain expenses associated with our efforts as plaintiff in a matter against its synthetic fuels partners. We received $44,238, during the fiscal year 2005. We received no distributions in fiscal 2004. The operations of Carbontronics LLC consist of the receipt of contingent payments from the sales of the plants and the distribution thereof to its members. Carbontronics LLC has no other significant operations or assets. The operations of Carbontronics II, LLC consist of the receipt of royalty payments from the plants and the distribution thereof to its members. Carbontronics II, LLC has no other significant operations or assets. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. These distributions are subject to state and Federal income taxes. Future distributions from these entities depend upon the production of these operations continuing to qualify for tax credits under Section 29 of the Internal Revenue Code and the ability to economically produce and market synthetic fuel produced by the plants. One of the contingencies related to future benefits from these entities is based on the average price of crude oil. Per a provision of Section 29, if the average price of crude oil reaches a certain level, the tax credits will terminate. The recent escalation in oil prices raises serious doubt on the continued availability of tax credits under Section 29 for the future. If oil prices remain at the current levels or increase, the tax credits could phase-out or terminate. The existing tax credit legislation is scheduled to expire at the end of calendar year 2007. Any one of the above eventualities may interrupt, reduce, or terminate further distributions.

Income taxes were 37% of pre-tax income for 2006 and 31% for 2005. The tax provision in 2005 includes a reduction of $2.5 million (5.5%) in the tax contingency reserve as a result of resolution of prior year tax filings and expiration of the statute of limitations.

Liquidity and Capital Resources

We entered into a Revolving Credit and Security Agreement with PNC Bank, N.A. The Agreement established a three year revolving $20 million credit facility and was renewed through July 31, 2009. The facility provides for advances based on accounts receivable, inventory and real estate. The facility includes a $2 million limit on letters of credit. At September 30, 2007, we had $.7 million of letters of credit outstanding. The interest rate at September 30, 2007, is at LIBOR plus 2.00% and subject to change based upon the Fixed Charge Coverage Ratio. We are required to maintain a Fixed Charge Coverage Ratio of 1.1:1. There are no required repayments as long as there are no defaults and there is adequate eligible collateral. Substantially all of our assets are pledged as security under the Agreement. We had no long term debt outstanding at September 30, 2007 or 2006.

As of September 30, 2007, we had $3.7 million in cash and cash equivalents, and $51.8 million in marketable securities. The marketable securities are invested in stocks and bonds through a professional investment advisor. The securities may be liquidated at any time into cash and cash equivalents.

Inventories have increased from $23.0 million at September 30, 2006, to $34.7 million at September 30, 2007, as we have built inventory to meet the high demands for plant deliveries in early calendar 2008. This demand is reflected in the large backlog of $24.5 million at September 30, 2007, versus only $4.6 million in backlog at September 30, 2006.

Critical Accounting Policies, Estimates and Assumptions

We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Accounting policies, in addition to the critical accounting policies referenced below, are presented in Note 1 to our consolidated financial statements, "Accounting Policies."

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that may affect reported amounts and disclosures. Estimates and assumptions are used, among other places, when accounting for certain revenue (e.g. contract accounting), expense, and asset and liability valuations. We believe that the estimates and assumptions made in preparing the consolidated financial statements are reasonable, but are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events may occur. We are subject to risks and uncertainties that may cause actual results to differ from estimated results.

Revenues

Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenues from all other sales are recorded as the products are shipped or service is performed.

The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to operations as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

Investment in Unconsolidated Investees

As of September 30, 2007, 2006, and 2005, we owned a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II LLC. These interests were obtained as part of contracts to build four synthetic fuel production plants during 1998. We have no basis in these equity investments or requirement to provide future funding. Any income a rising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received.

Inflation

The overall effects of inflation on our business during the periods discussed have not been significant. We monitor the prices we charge for our products and services on an ongoing basis and believe that we will be able to adjust those prices to take into account future changes in the rate of inflation.

Contractual Obligations

The following table summarizes our outstanding borrowings and long-term contractual obligations at September 30, 2007:

	Total	Less than 1 Year	1-3 Years	3 - 5 Years	More than 5 Years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Operating leases	$ 142	$ 67	$ 75	$ -	$ -
Total	$ 142	$ 67	$ 75	$ -	$ -

The long-term debt facility matures in 2009. We also have $.7 million of letters of credit outstanding. The letters of credit are for one year and have been renewed annually.

Off-Balance Sheet Arrangements

None

SELECTED FINANCIAL DATA

	Years Ended September 30				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Net revenue	$ 75,286	$ 67,107	$ 48,140	$ 54,070	$ 55,898
Operating income (loss)	$ 6,333	$ 1,359	$ (1,258)	$ 4,171	$ (1,173)
Net Income	$ 18,495	$ 11,587	$ 31,307	$ 2,604	$ 7,260
Per share data:					
Basic:					
Net Income	$ 1.91	$ 1.17	$ 3.50	$ 0.30	$ 0.84
Diluted:					
Net Income	$ 1.91	$ 1.17	$ 3.29	$ 0.27	$ 0.82
Cash dividends declared per common share	$ -	$ -	$ -	$ -	$ -

Selected balance sheet data:

	September 30,				
	2007	2006	2005	2004	2003
Current assets	$ 96,392	$ 67,634	$ 63,745	$ 22,195	$ 19,331
Current liabilities	$ 14,048	$ 11,888	$ 10,361	$ 18,437	$ 16,518
Total assets	$ 104,227	$ 80,974	$ 78,010	$ 42,812	$ 40,634
Long-term debt, less current maturities	$ -	$ -	$ -	$ 5,701	$ 5,321
Shareholders' equity	$ 83,781	$ 63,043	$ 51,435	$ 15,294	$ 12,609

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company operates manufacturing facilities and sales offices principally located in the United States and the United Kingdom. The Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. The Company's principal currency exposure against the U.S. dollar is the British pound. Periodically, the Company will use derivative financial instruments consisting primarily of interest rate hedge agreements to manage exposures to interest rate changes. The Company's objective in managing its exposure to changes in interest rates on its variable rate debt is to limit their impact on earnings and cash flow and reduce its overall borrowing costs.

At September 30, 2007 and 2006, the Company had no debt outstanding. Under the Revolving Credit and Security Agreement, substantially all of the Company's borrowings will bear interest at variable rates based upon the prime rate or LIBOR.

The Company's marketable securities are invested in stocks and bonds through a professional investment advisor. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of securities, it is possible that changes in these risk factors could have an adverse material impact on the Company's results of operations or equity.

The Company's sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect on other variables such as changes in sales volumes or management's actions with respect to levels of capital expenditures, future acquisitions or planned divestures, all of which could be significantly influenced by changes in interest rates.

DESCRIPTION OF BUSINESS

Gencor Industries, Inc. and its subsidiaries (the "Company") is a leading manufacturer of heavy machinery used in the production of highway construction materials, synthetic fuels, and environmental control equipment. The Company's products are manufactured in two facilities in the United States and one facility located in the United Kingdom. The Company's products are sold through a combination of Company sales representatives and independent dealers and agents located throughout the world.

The Company designs and manufactures machinery and related equipment used primarily for the production of asphalt and highway construction materials. The Company's principal core products include asphalt plants, combustion systems and fluid heat transfer systems. The Company's technical and design capabilities, environmentally friendly process technology, and wide range of products have enabled it to become a leading producer of equipment worldwide. The Company believes it has the largest installed base of asphalt production plants in the United States.

Because the Company's products are sold primarily to the highway construction industry, the business is seasonal in nature. The majority of orders for the Company's products are received between October and February, with a significant volume of shipments occurring prior to May. The principal factors driving demand for the Company's products are the level of government funding for domestic highway construction and repair, infrastructure development in emerging economies, the need for spare parts, and a trend towards larger plants resulting from industry consolidation.

Investment in Unconsolidated Investees

As of September 30, 2007, 2006, and 2005, we owned a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II LLC. These interests were obtained as part of contracts to build four synthetic fuel production plants during 1998. We have no basis in these equity investments or requirement to provide future funding. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received.

The existing tax credit legislation is expiring at the end of calendar year 2007. Consequently, the four synthetic fuel plants are being decommissioned. The plants are in process of being sold or transferred to site owners in exchange for a release of all contracted liabilities related to the removal of plants from the sites. The administrative partner has informed the Company that there will be no operations in calendar 2008 and almost all of the partnership affairs will be finalized in early 2008. It is not possible to predict the amount, if any, of final distributions from the partnerships upon the final disposition and winding-up of operations.

STOCK PERFORMANCE

The Company's stock was listed on NASDAQ effective December 20, 2007, and available for trading under the symbol "GENC". The Company's stock previously traded over the counter on the Pink Sheets and the OTC Electronic Bulletin Board under the symbol "GNCI.OB". Following are the high and low per share bid prices for our common stock for the periods indicated:

	High	Low
2007		
First Quarter	$ 12.85	$ 9.20
Second Quarter	$ 12.25	$ 9.00
Third Quarter	$ 11.00	$ 9.00
Fourth Quarter	$ 10.25	$ 9.00
2006		
First Quarter	$ 8.25	$ 6.20
Second Quarter	$ 10.00	$ 7.30
Third Quarter	$ 9.95	$ 9.05
Fourth Quarter	$ 9.50	$ 9.10

As of November 27, 2007, there were 325 holders of Common Stock of record and seven holders of Class B Stock of record.

The Company has not paid any dividends during the last two fiscal years and there is no intention to pay cash dividends in the foreseeable future.

The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to the Company's stockholders during the five-year period ended September 30, 2007, as well as the Wilshire Small Capitalization Index and the Dow Jones Heavy Construction Index. The stock performance assumes $100 was invested on October 1, 2002.


700
600
500
400
300
200
100
-
2002
2003
2004
2005
2006
2007
Gencor Industries
DJ Heavy Construction Index
Wilshire Small Cap Index

Comparison of Cumulative Total Return Among Gencor Industries, Inc., the Wilshire Small Capitalization Index and the Dow Jones Heavy Construction Index

With Base Year of 2002:	9/30/02	9/30/03	9/30/04	9/30/05	9/30/06	9/30/07
Gencor Industries, Inc.	100.00	142.42	530.30	493.94	560.61	600.00
DJ Heavy Construction Index	100.00	140.32	153.16	243.91	289.83	584.36
Wilshire Small Cap Index	100.00	139.22	160.48	192.20	196.94	208.66

GENERAL INFORMATION

Corporate Offices

Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810
(407) 290-6000
Fax (407) 578-0577

Independent Accountant

Moore Stephens Lovelace, P.A.
1201 South Orlando Avenue, Suite 400
Winter Park, Florida 32789-7192

Registrar and Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

Directors

E.J. Elliott
Chairman of the Board and Chief Executive Officer

Marc G. Elliott
President

Russell R. Lee
Vice President of Finance & Chief Financial Officer,Teltronics, Inc.

Randolph H. Fields
Attorney, Greenberg Traurig, P.A.

David A. Air
Director, Synuthan International, Inc.

Edward A. Moses, Ph.D.
Bank of America Professor of Finance at the Roy E. Crummer Graduate School of Business, Rollins College

Officers

E.J. Elliott
Chairman of the Board and Chief Executive Officer

Marc G. Elliott
President

Scott W. Runkel
Chief Financial Officer and Treasurer

David F. Brashears
Senior Vice President Technology

Jeanne M. Lyons
Secretary

Form 10-K Annual Report

Additional copies of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the fiscal year ended September 30, 2007 Are available at no charge to shareholders who submit a request in writing to:

Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, FL 32810
Attention: Corporate Secretary

Annual Meeting of Shareholders

The 2008 Annual Meeting of Shareholders of Gencor Industries, Inc. Will be held at the corporate office on March 6, 2008 at 9:00 a.m. eastern standard time.

GENCOR®
INDUSTRIES INC.

GENCOR®
INDUSTRIES INC.

5201 N. Orange Blossom Trail • Orlando, Florida 3281
T (407) 290-6000 • F (407) 578-0577
www.gencor.com

END